SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

INLAND REAL ESTATE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

4.625% CONVERTIBLE SENIOR NOTES DUE 2026

(Title of Class of Securities)

457461AA9

457461AB7

(CUSIP Number of Class of Securities)

Beth Sprecher Brooks
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Choate, Esq.

Shefsky & Froelich Ltd.

111 East Wacker Drive

Suite 2800

Chicago, IL 60601

(312) 836-4066

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee*:
$125,000,000	$8,912.50

*

The transaction valuation is based on the book value of the Old Notes computed as of the latest practicable date prior to the filing, which is $125,000,000.  The filing fee was estimated pursuant to Rule 457(f) under the Securities Act of 1933, assuming the tender of all currently outstanding Old Notes, and has been offset as provided in Section 13(e)(3) of the Securities and Exchange Act of 1934, as amended, by the registration fees paid under Section 6(b) of the Securities Act of 1933, as amended, with respect to this transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,912.50 Form or Registration No.: Form S-4 (File No. 333-167034) Filing Party: Inland Real Estate Corporation Date Filed: May 24, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
	☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Amendment No. 2 to

SCHEDULE TO

This Amendment No. 2 amends and supplements the tender offer statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2010, as amended by Amendment No. 1 filed with the SEC on July 29, 2010, by Inland Real Estate Corporation, a Maryland corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its tender/exchange offer (as defined herein) upon the terms and subject to the conditions described in the prospectus and consent solicitation dated June 29, 2010 (as supplemented, the “Prospectus”) and set forth in the related letter of transmittal and consent.  More specifically, the Company offered to exchange or purchase, at the election of each eligible holder and subject to the Cash Payment Limit described below, any and all of the Company’s outstanding 4.625% Senior Convertible Notes due 2026, CUSIP Nos. 457461AA9 and 457461AB7 (the “Old Notes”), held by eligible holders for: (1)  a new series of 5.0% Senior Convertible Notes due 2029 (the “New Notes”), in an amount equal to $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes exchanged (the “Exchange Option”); (2) cash, in an amount equal to $1,000 for each $1,000 principal amount of Old Notes tendered (the “Tender Option”), subject to the $15 million limitation described in the Prospectus (the “Cash Payment Limit”); or (3) a combination of the Exchange Option and the Tender Option, subject to the Cash Payment Limit.  The Exchange Option and the Tender Option are referred to collectively as the “tender/exchange offer.”  The tender/exchange offer expired at 5:00 p.m., New York City time, on August 5, 2010 (the “Expiration Date”).

This final Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.  The Prospectus and the related letter of transmittal and consent are filed as Exhibits (a)(1)(i), (ix) and (xii) and (a)(1)(ii), respectively, to the Schedule TO and are incorporated by reference into the Schedule TO in response to all of the items of the Schedule TO, except those items as to which information is specifically provided in the Schedule TO and except that the information is hereby amended and supplemented to the extent specifically provided herein.

Item 1.    Summary Term Sheet.

Item 1 of Schedule TO is hereby amended and supplemented by adding the following:

The tender/exchange offer and consent solicitation expired at 5:00 p.m., New York City time, on August 5, 2010.  Global Bondholder Services Corporation, the exchange agent for the tender/exchange offer and consent solicitation, advised the Company that as of the Expiration Date, holders of $44,215,000 aggregate principal amount of the Old Notes (or 35.37% of the $125,000,000 aggregate principal amount of Old Notes outstanding) had tendered, and not withdrawn, the Old Notes for exchange or purchase and had delivered consents to the proposed amendment to the indenture governing the Old Notes.  All of the Old Notes validly tendered and not withdrawn have been accepted by the Company for exchange or purchase pursuant to the terms of the tender/exchange offer.  An aggregate principal amount of $80,785,000 in Old Notes will remain outstanding following the consummation of the tender/exchange offer.

Of the Old Notes accepted in the tender/exchange offer, $29,215,000 aggregate principal amount of the Old Notes will be exchanged for New Notes and $15,000,000 aggregate principal amount of the Old Notes will be purchased for cash.

The Company expects that the settlement of the tender/exchange offer will occur on August 10, 2010.  The Company will pay in cash all accrued and unpaid interest on Old Notes accepted for exchange or purchase to but excluding the settlement date.  Effective on the settlement date, the Company will no longer pay interest on any Old Notes that are accepted for exchange or purchase, and interest will begin to accrue on the New Notes commencing on the settlement date.

Because the Company did not receive valid consents from holders of a majority in aggregate principal amount of the Old Notes, the proposed amendment to the indenture governing the Old Notes will not become effective, and the threshold for cross-acceleration contained in that indenture will remain at $20,000,000.

The full text of the Company’s press release relating to the announcement of the expiration and results of the tender/exchange offer is filed as Exhibit (a)(1)(xiii) to the Schedule TO and is incorporated herein by reference in response to this item.

Item 4.    Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

The tender/exchange offer and consent solicitation expired at 5:00 p.m., New York City time, on August 5, 2010.  Global Bondholder Services Corporation, the exchange agent for the tender/exchange offer and consent solicitation, advised the Company that as of the Expiration Date, holders of $44,215,000 aggregate principal amount of the Old Notes (or 35.37% of the $125,000,000 aggregate principal amount of Old Notes outstanding) had tendered, and not withdrawn, the Old Notes for exchange or purchase and had delivered consents to the proposed amendment to the indenture governing the Old Notes.  All of the Old Notes validly tendered and not withdrawn have been accepted by the Company for exchange or purchase pursuant to the terms of the tender/exchange offer.  An aggregate principal amount of $80,785,000 in Old Notes will remain outstanding following the consummation of the tender/exchange offer.

Of the Old Notes accepted in the tender/exchange offer, $29,215,000 aggregate principal amount of the Old Notes will be exchanged for New Notes and $15,000,000 aggregate principal amount of the Old Notes will be purchased for cash.

The Company expects that the settlement of the tender/exchange offer will occur on August 10, 2010.  The Company will pay in cash all accrued and unpaid interest on Old Notes accepted for exchange or purchase to but excluding the settlement date.  Effective on the settlement date, the Company will no longer pay interest on any Old Notes that are accepted for exchange or purchase, and interest will begin to accrue on the New Notes commencing on the settlement date.

Because the Company did not receive valid consents from holders of a majority in aggregate principal amount of the Old Notes, the proposed amendment to the indenture governing the Old Notes will not become effective, and the threshold for cross-acceleration contained in that indenture will remain at $20,000,000.

The full text of the Company’s press release relating to the announcement of the expiration and results of the tender/exchange offer is filed as Exhibit (a)(1)(xiii) to the Schedule TO and is incorporated herein by reference in response to this item.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(xii)	Prospectus Supplement No. 2 dated August 3, 2010 (filed with the SEC pursuant to Rule 424(b)(3) on August 3, 2010).

(a)(1)(xiii)	Press Release dated August 6, 2010 (filed as an exhibit to the Company’s Current Report on Form 8-K dated August 6, 2010, filed pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xiv)	Current Report on Form 8-K dated August 6, 2010, filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2010	INLAND REAL ESTATE CORPORATION

	By:	/s/ Brett A. Brown
Brett A. Brown
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Prospectus dated June 29, 2010 (filed with the SEC on June 29, 2010 and incorporated herein by reference (file number 333-167034))

(a)(1)(ii)	Letter of Transmittal and Consent*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Bank, Trust Companies and Other Nominees*

(a)(1)(iv)	Letter to Clients*

(a)(1)(vi)

Press Release, dated June 29, 2010 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated June 29, 2010, as filed with the SEC on June 29, 2010 (file number 001-32185) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended)

(a)(1)(vii)

Form of 5.0% Convertible Senior Notes Due 2029 Indenture, between Inland Real Estate Corporation and Wells Fargo Bank, National Association as Trustee (incorporated herein by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-4, as filed with the SEC on May 24, 2010 (file number 333-167034))

(a)(1)(viii)

Form of 5.0% Convertible Senior Note Due 2029 (incorporated herein by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-4, as filed with the SEC on May 24, 2010 (file number 333-167034))

(a)(1)(ix)	Prospectus Supplement No. 1 dated July 29, 2010 (filed with the SEC on July 29, 2010 and incorporated herein by reference (file number 333-167034))

(a)(1)(x)

Press Release, dated July 29, 2010 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated July 29, 2010, as filed with the SEC on July 29, 2010 (file number 001-32185) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended)

(a)(1)(xi)

Current Report on Form 8-K dated July 29, 2010, as filed with the SEC on July 29, 2010 (file number 001-32185) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended

(a)(1)(xii)	Prospectus Supplement No. 2 dated August 3, 2010 (filed with the SEC on August 3, 2010 and incorporated herein by reference (file number 333-167034))

(a)(1)(xiii)

Press Release, dated August 6, 2010 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated August 6, 2010, as filed with the SEC on August 6, 2010 (file number 001-32185) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended)

(a)(1)(xiv)

Current Report on Form 8-K dated August 6, 2010, as filed with the SEC on August 6, 2010 (file number 001-32185) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended

(b)

Fourth Amended and Restated Credit Agreement, dated as of June 24, 2010, among Inland Real Estate Corporation and KeyBank National Association, as Lender and Administrative Agent; Wells Fargo Bank, National Association and Bank of America, N.A., as Lenders and Co- Syndication Agents; KeyBanc Capital Markets, Wells Fargo Securities, LLC, and Banc of America Securities LLC as Co-Lead Arrangers; RBS Citizens, National Association d/b/a Charter One, as Lender and Co-Documentation Agent; BMO Capital Markets, as Co- Documentation Agent; and the other entities which may become parties as additional Lenders (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 24, 2010, as filed with the SEC on June 28, 2010 (file number 001-32185))

(d)(i)	Dealer Manager Agreement between Inland Real Estate Corporation and Macquarie Capital

(USA) Inc. (incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K dated June 29, 2010, as filed with the SEC on June 29, 2010 (file number 001-32185))

(d)(ii)

4.625% Convertible Senior Notes Due 2026 Indenture, dated as of November 13, 2006, between Inland Real Estate Corporation and LaSalle Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated November 13, 2006, as filed with the SEC on November 16, 2006 (file number 001-32185)) as amended by the First Supplemental Indenture, dated as of May 17, 2010 (incorporated herein by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K dated May 17, 2010, as filed with the SEC on May 18, 2010 (file number 001-32185))

(d)(iii)

Registration Rights Agreement, dated as of November 13, 2006, between Inland Real Estate Corporation and several initial purchasers, for whom Wachovia Capital Markets LLC is acting as representative (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated November 13, 2006, as filed with the SEC on November 16, 2006 (file number 001-32185))

(d)(iv)

Fourth Articles of Amendment and Restatement of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, as filed with the SEC on August 9, 2005 (file number 000-28382))

(d)(v)

Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated April 19, 2010, as filed with the SEC on April 23, 2010 (file number 001-32185))

(d)(vi)	Dividend Reinvestment Plan of the Company (incorporated herein by reference to the Company’s Form S-3 Registration Statement, as filed with the SEC on July 15, 2009 (file number 333-160582))

(d)(vii)

2005 Equity Award Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 23, 2005, as filed with the SEC on June 28, 2005 (file number 001-32185))

(d)(viii)

Lock-Up Agreement, dated as of August 4, 2004, among Inland Real Estate Corporation, The Inland Group, Inc., Inland Mortgage Investment Corporation, Inland Real Estate Investment Corporation, Partnership Ownership Corporation, Daniel L. Goodwin, G. Joseph Cosenza and Robert D. Parks (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, as filed with the SEC on August 5, 2004 (file number 001-32185))

(d)(ix)

Fourth Amended and Restated Ownership Interests Pledge and Security Agreement, dated as of July 31, 2008, by Inland Real Estate Investment Corporation, Inland Investment Stock Holding Corporation, Inland Funding Corporation, Partnership Ownership Corporation, for the benefit of Bank of America, N.A., as amended by the First Modification of Credit Documents, dated as of June 30, 2009, by and among Inland Real Estate Investment Corporation, Inland Real Estate Exchange Corporation, Inland Investment Stock Holding Corporation, Inland Funding Corporation, Partnership Ownership Corporation, Bank of America, N.A. and Banc of America Securities LLC and the Second Modification of Credit Documents, dated as of August 14, 2009, by and among Inland Real Estate Investment Corporation, Inland Real Estate Exchange Corporation, Inland Investment Stock Holding Corporation, Inland Funding Corporation, Partnership Ownership Corporation, Bank of America, N.A. and Banc of America Securities LLC*

(d)(x)

Employment Agreement between Inland Real Estate Corporation and Mark Zalatoris, effective as of January 1, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 30, 2010, as filed with the SEC on May 4, 2010 (file number 001-32185))

(d)(xi)

Employment Agreement between Inland Real Estate Corporation and Brett A. Brown, effective as of January 1, 2010 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated April 30, 2010, as filed with the SEC on

May 4, 2010 (file number 001-32185))

(d)(xii)

Employment Agreement between Inland Real Estate Corporation and D. Scott Carr, effective as of January 1, 2010 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated April 30, 2010, as filed with the SEC on May 4, 2010 (file number 001-32185))

(d)(xiii)

Employment Agreement between Inland Real Estate Corporation and Beth Sprecher Brooks, effective as of January 1, 2010 (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated April 30, 2010, as filed with the SEC on May 4, 2010 (file number 001-32185))

(d)(xiv)

Employment Agreement between Inland Real Estate Corporation and William W. Anderson, effective as of January 1, 2010 (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated April 30, 2010, as filed with the SEC on May 4, 2010 (file number 001-32185))

(d)(xv)

Limited Partnership Agreement of INP Retail, L.P., dated June 3, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 3, 2010, as filed with the SEC on June 9, 2010 (file number 001-32185))

(g)	Not applicable.

(h)

Opinion of Shefsky & Froelich Ltd. as to certain U.S. federal income tax matters (incorporated herein by reference to Exhibit 8.1 to the Company’s Current Report on Form 8-K dated June 29, 2010, as filed with the SEC on June 29, 2010 (file number 001-32185))

* Filed with the Company’s Issuer Tender Offer Statement on Schedule TO filed on June 29, 2010.